UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously announced, Alcatel Lucent (the “Company”) entered into a Second Amendment to Credit and Guaranty Agreement, dated as of August 16, 2013, by and among Alcatel-Lucent USA, Inc., Alcatel-Lucent Holdings, Inc., the Company, the Subsidiary Guarantors party thereto, the Lenders party thereto, and Credit Suisse AG (the “Second Amended Credit Agreement”). The purpose of this submission on Form 6-K is to attach a copy of the Second Amended Credit Agreement as Exhibit 99.1.

The Second Amended Credit Agreement amends certain provisions of the Credit Agreement, dated as of January 30, 2013, by and among Alcatel-Lucent USA, Inc., Alcatel-Lucent Holdings, Inc., the Company, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto, Credit Suisse AG and Goldman Sachs Bank USA, filed with the Securities and Exchange Commission on March 12, 2013 as Exhibit 4.5 to the Company’s Annual Report on Form 20-F. The first amendment to the Credit Agreement made technical corrections, and is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2013	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer